

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2015

Via E-mail
Zeev Weiss
Chief Executive Officer
Intec Pharma Ltd.
12 Hartom Street
Har Hotzvim, Jerusalem 777512, Israel

> **Re:** **Intec Pharma Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 1, 2015**
> **CIK No. 0001638381**

Dear Mr. Weiss:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business
New Product Development for Global Pharmaceutical Company, page 67

1. We note that you have entered into a new product development agreement with a global pharmaceutical company. Please revise your disclosure where you discuss the product development agreement to identify the counterparty to the agreement, the duration of the agreement, the duration of the applicable royalty payment obligation and any material early termination provisions.

Zeev Weiss
Intec Pharma Ltd.
June 11, 2015
Page 2

You may contact Tabatha McCullom at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: Robert L. Grossman, Esq.
       Joshua M. Samek, Esq.
       Greenberg Traurig, P.A.
       333 Avenue of the Americas
       Miami, FL 33131